FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 28 February, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and balance sheet management (continued)

Country risk
Introduction	244
Governance, monitoring and management	246
Country risk exposure	248
Definitions	248
Summary tables	250
Total eurozone	254
Eurozone periphery - total	256
Eurozone periphery - by country	258
Eurozone non-periphery - total	274
Eurozone non-periphery - by country	276

Risk and balance sheet management (continued)

Country risk

Introduction
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions, expropriation or nationalisation); and conflict. Such events have the potential to affect elements of the Group's credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk-related losses.

External environment
Country risk, notably in the eurozone, remained elevated in 2012, particularly in the first half of the year. Economic growth projections were lowered, predominantly for Europe, but also for a number of major emerging markets. However, important first steps towards achieving longer-term stabilisation in the eurozone led to some notable easing of crisis risks. Growth data from major non-European economies, such as China, were more encouraging towards the end of the year. The ability of policymakers to tackle fiscal challenges and restore confidence and growth in both the US and Europe will be a key factor in determining the pace of recovery.

Eurozone risks
Eurozone risks continued to dominate, as concerns about the impact of banking sector problems on government balance sheets led to further capital flight from periphery countries and a rise in sovereign bond yields until August, particularly for Spain. To break the feedback loop between banks and their sovereigns, eurozone leaders agreed at their June summit that the European Stability Mechanism (ESM), the eurozone's permanent crisis fund, could lend to banks directly once a single eurozone-wide banking regulator had been established. They also approved the provision by the ESM of significant financial support to Spain to recapitalise its banks.

In the second half of the year, the ESM became fully operational and the European Central Bank (ECB) announced a major new facility, Outright Monetary Transactions. This facility allows secondary market purchases by the ECB of bonds issued by eurozone sovereigns that are subject to a European Union (EU)/International Monetary Fund (IMF) support programme. Following these steps, sovereign bond yields fell markedly.

Meanwhile, in Greece, private sector claims on the government were restructured in early 2012, but political risks remained acute as two successive parliamentary elections eventually resulted in a narrow victory for the pro-bailout New Democracy party. As the electoral process delayed policy implementation and the recession, contrary to earlier expectations, deepened further, additional reforms became necessary and the European Commission, the IMF and the ECB (known collectively as the Troika) further eased Greece's targets.

Risk and balance sheet management (continued)

Country risk: Introduction (continued)
Elsewhere, Ireland continued to make progress towards targets set out in its Troika programme, notably allowing the government to resume a degree of market financing. Talks with the European authorities on ways to relieve the government of some of the costs of past banking sector support continued, resulting in a favourable restructuring of the Anglo Irish promissory note in early 2013, reducing related fiscal costs somewhat. Notwithstanding these developments, Irish growth remained very weak and reliant on external demand. Portugal also made progress in a number of areas, though had greater structural constraints to address to boost longer-term growth prospects. Towards the end of the year, Cyprus also entered negotiations with the EU and IMF on a support programme. The eurozone as a whole entered recession in the second half of the year, although divergence within the currency union continued, with the core considerably stronger than the periphery.

Emerging markets
Emerging markets performed better on the whole. In developing Asia, the economies of China and India both continued to slow from a strong base, but risks remained held in check by healthy external balance sheets.

Emerging countries in Europe started to be affected by very weak growth in the eurozone, with the most export-focused economies being worst hit. However, countries that took significant action in the wake of the financial crisis to stabilise their banking sectors, saw an easing of risk. Turkey was upgraded by one rating agency to investment grade.

General political instability seen in the Middle East and North Africa in 2011 moderated in 2012 in most countries except Syria, although transition to democratic rule was only partial in some cases. Excluding Bahrain, Gulf Cooperation Council countries were generally more stable, underpinned by high oil prices.

Latin America continued to be characterised by greater stability, due to generally healthier sovereign balance sheets. However, growth prospects deteriorated because of weaker external demand, notably in the region's largest economy, Brazil.

Outlook
Overall, the outlook for 2013 remains challenging with risks likely to remain elevated but divergent. Much will depend on the success of EU efforts to contain contagion from the sovereign crisis (where downside risks are high) and on whether growth headwinds in larger advanced economies, particularly the US and Japan, persist. Emerging market balance sheet risks remain lower, despite structural and political constraints, but it is expected that these economies will continue to be affected by events elsewhere through financial markets and trade channels.

Risk and balance sheet management (continued)

Country risk (continued)

Governance, monitoring and management
The Group's country risk framework is set by the Executive Risk Forum (ERF), which has delegated authority to the Group Country Risk Committee (GCRC) to manage exposures within the framework and deal with any limit breaches, with escalation where needed to ERF. Under this framework, exposures to all countries are monitored. Countries with material exposures are included in the Group's country risk Watchlist process to identify emerging issues and facilitate the development of mitigation strategies. Detailed portfolio reviews are undertaken on a regular basis to ensure that country portfolio compositions remain aligned to the Group's country risk appetite in light of evolving economic and political developments.

Limits on total exposure are set for individual countries based on a risk assessment taking into account the country's economic and political situation and outlook, as well as the Group's portfolio composition in that country. Sub-limits are set on medium-term (greater than one year) exposure since this exposure can, by nature, not be reduced as rapidly as short-term exposure in the event of deterioration of a country's creditworthiness.

During 2012, in addition to all emerging markets and the vulnerable eurozone countries, the Group brought nearly all advanced countries under country limits. The exceptions are the UK (and related European special territories of Guernsey, Jersey, the Isle of Man and Gibraltar) and the US, given their home country status.

Also in 2012, an enhanced country risk appetite framework was introduced. The Group's risk appetite for a particular country is now guided by global risk appetite, the country's internal rating and strategic importance to the Group, the portfolio composition by tenors and clients, an assessment of the potential for losses arising from a number of possible key country risk events, and other country-specific considerations such as funding profile, risk/return analysis, business opportunities and reputational risk. The actual country limits continue to be set by GCRC (or the ERF above certain benchmark levels).

Further enhancements included improved divisional country risk operating models and the implementation of a new sovereign rating model.

Eurozone crisis preparedness
A Group executive steering group is driving eurozone crisis preparedness. Its agenda in 2012 included operational preparations for possible sovereign defaults and/or eurozone exits. The steering group also considered initiatives to determine and reduce redenomination risk. Further actions to mitigate risks and strengthen control in the eurozone typically included taking guarantees or insurance, updating collateral agreements, and tightening certain credit pre-approval processes.

Risk and balance sheet management (continued)

Country risk: Governance, monitoring and management (continued)

Redenomination risk
The overall impact of redenomination risk on the Group is difficult to determine with certainty, but would be shaped by; the scope and reach of any new legislation introduced by an exiting country; its applicability to the facility documentation; and whether there are any appropriate offsets to the exposures. For the purposes of estimating funding mismatches at risk of redenomination (detailed below), the Group takes, as its starting point balance sheet exposure as defined on page 249 and excludes exposures at low risk of redenomination. The latter are identified through consideration of the relevant documentation, particularly the currency of exposure, governing law, court of jurisdiction, precise definition of the contract currency (for euro facilities), and location of payment. The Group also deducts offsets for provisions taken and liabilities that would be expected to redenominate at the same time.

A redenomination event would also be accompanied by increased credit risk, for two reasons. First, capital controls would likely be introduced in the affected country, resulting in any non-redenominated assets, including non-euro assets, potentially becoming harder to service. Second, a sharp devaluation could imply payment difficulties for counterparties with large debts denominated in foreign currency and counterparties that are heavily dependent on imports.

The Group's focus continues to be on reducing its asset exposures and funding mismatches in the eurozone periphery countries. During 2012, total asset exposures to these countries decreased by 13% to £59.1 billion. The estimated funding mismatch at risk of redenomination was £9.0 billion for Ireland, £4.5 billion for Spain, and £1.0 billion for Italy at 31 December 2012. These mismatches can fluctuate due to volatility in trading book positions and changes in bond prices. The net positions for Greece, Portugal and Cyprus were all minimal.

Refer to pages 260 to 289 for discussion on the Group's exposure to banks, financial institutions and other sectors in a number of eurozone countries.

Credit default swaps
The Group uses credit default swap (CDS) contracts to service customer activity as well as to manage counterparty and country exposure. The latter is done to hedge portfolios or specific exposures. This may give rise to maturity mismatches between the underlying exposure and the CDS contract, as well as between bought and sold CDS contracts on the same reference entity. CDS positions are monitored on a daily basis as part of regular market risk management.

The terms of the Group's CDS contracts are covered by standard International Swaps and Derivatives Association (ISDA) documentation, which determines if a contract is triggered due to a credit event. Such events may include bankruptcy or restructuring of the reference entity or a failure of the reference entity to repay its debt or interest. Under the terms of a CDS contract, one of the regional Credit Derivatives Determinations Committees of the ISDA is empowered to decide whether or not a credit event has occurred.

Risk and balance sheet management (continued)

Country risk: Governance, monitoring and management (continued)
The Group transacts CDS contracts primarily on a collateralised basis with investment-grade global financial institutions who are active participants in the CDS market. These transactions are subject to regular margining, which usually takes the form of cash collateral. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, this risk is mitigated through specific collateralisation and monitored on a weekly basis.

Country risk exposure

The tables that follow show the Group's exposure by country of incorporation of the counterparty at 31 December 2012. Countries shown are those where the Group's balance sheet exposure (as defined in this section) to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from Standard and Poor's, Moody's or Fitch at 31 December 2012, as well as selected eurozone countries. The exposures are stated before taking into account mitigants, such as collateral (with the exception of reverse repos), insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

Definitions

Lending - Comprises gross loans and advances to: central and local government (Govt); central banks, including cash balances; other banks and financial institutions (FI), incorporating overdraft and other short-term facilities; corporates, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes risk elements in lending.

Risk elements in lending (REIL) - Comprises impaired loans and accruing past due 90 days or more as to principal or interest. Impaired loans are all loans (including renegotiated) for which an impairment provision has been established. Accruing past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

Debt securities - Comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest, are recognised in the income statement. Other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Derivatives (net) -Comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements but before the effect of collateral. Figures shown include the effect of counterparty netting used within the regulatory capital model.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Definitions (continued)

Repos (net) -Comprises the mtm value of repo and reverse repo contracts after the effect of legally enforceable netting agreements and collateral. Counterparty netting is applied within the regulatory capital model used.

In addition and as a memorandum item, the mtm value of derivatives and repos gross of netting referred to above are disclosed.

Balance sheet -Comprises lending, debt securities, derivatives (net) and repo (net) exposures, as defined above.

Off-balance sheet -Comprises letters of credit, guarantees, other contingent obligations and committed undrawn facilities.

Credit default swaps (CDSs) -Under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm value, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par value of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the instantaneous increase in exposure arising from sold positions netted against the decrease arising from bought positions should the CDS contracts be triggered by a credit event and assuming there is a zero recovery rate on the reference exposure. For a sold position, the change in exposure equals the notional less fair value amount and represents the amount the Group would owe to its CDS counterparties. Positive recovery rates would tend to reduce the gross components (increases and decreases) of those numbers.

Due to their bespoke nature, exposures relating to credit derivative product companies and related hedges have not been included, as they cannot be meaningfully attributed to a particular country or a reference entity. Nth-to-default basket swaps have also been excluded as they cannot be meaningfully attributed to a particular reference entity.

Government - Comprises central, regional and local government.

Eurozone periphery - Comprises Ireland, Spain, Italy, Portugal, Greece and Cyprus.

Other eurozone - Comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

Refer to page 198 for country analysis of equity shares.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Summary

	31 December 2012
	Lending								Debt securities			Balance sheet	Off- balance sheet	Total	CDS notional less fair value
	Govt	Central banks	Other banks	Other FI	Corporate	Personal	Total Lending	Of which Non-Core		Net						Gross
										Derivatives	Repos					Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	42	73	98	532	17,921	17,893	36,559	9,506	787	1,692	579	39,617	2,958	42,575	(137)	17,066	7,994
Spain	-	6	1	59	4,260	340	4,666	2,759	5,374	1,754	-	11,794	1,624	13,418	(375)	5,694	610
Italy	9	21	200	218	1,392	23	1,863	900	1,607	2,297	-	5,767	2,616	8,383	(492)	9,597	3
Portugal	-	-	-	-	336	7	343	251	215	514	-	1,072	258	1,330	(94)	618	26
Greece	-	7	-	1	179	14	201	68	1	360	-	562	27	589	(4)	623	-
Cyprus	-	-	-	2	274	15	291	121	4	35	-	330	47	377	-	54	15

Eurozone periphery	51	107	299	812	24,362	18,292	43,923	13,605	7,988	6,652	579	59,142	7,530	66,672	(1,102)	33,652	8,648

Germany	-	20,018	660	460	3,756	83	24,977	2,817	12,763	9,476	323	47,539	7,294	54,833	(1,333)	57,202	8,407
Netherlands	7	1,822	496	1,785	3,720	26	7,856	2,002	8,447	9,089	354	25,746	11,473	37,219	(1,470)	23,957	10,057
France	494	9	2,498	124	2,426	71	5,622	1,621	5,823	7,422	450	19,317	9,460	28,777	(2,197)	44,920	14,324
Belgium	-	-	186	249	414	22	871	368	1,408	3,140	50	5,469	1,308	6,777	(233)	4,961	1,256
Luxembourg	-	13	99	717	1,817	4	2,650	973	251	1,462	145	4,508	2,190	6,698	(306)	3,157	5,166
Other	126	-	19	90	856	14	1,105	88	1,242	1,737	11	4,095	1,269	5,364	(194)	6,029	2,325

Total eurozone	678	21,969	4,257	4,237	37,351	18,512	87,004	21,474	37,922	38,978	1,912	165,816	40,524	206,340	(6,835)	173,878	50,183

Other
Japan	-	832	315	193	319	15	1,674	123	6,438	2,883	199	11,194	622	11,816	(70)	13,269	16,350
India	-	100	1,021	48	2,628	106	3,903	170	1,074	64	-	5,041	914	5,955	(43)	167	108
China	2	183	829	48	585	29	1,676	33	262	903	94	2,935	739	3,674	50	903	3,833
Russia	-	53	848	14	494	55	1,464	56	409	23	-	1,896	391	2,287	(254)	23	-
Brazil	-	-	950	-	125	3	1,078	60	596	73	-	1,747	189	1,936	393	85	-
South Korea	-	22	771	71	289	2	1,155	2	307	221	30	1,713	704	2,417	(60)	616	449
Turkey	115	163	82	94	928	12	1,394	258	181	93	-	1,668	481	2,149	(36)	114	449
Romania	20	65	9	2	347	331	774	773	315	3	-	1,092	80	1,172	(12)	3	-
Poland	-	164	-	16	536	6	722	26	289	36	-	1,047	802	1,849	(84)	54	29

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Summary (continued)

	31 December 2011
	Lending								Debt Securities			Balance sheet	Off- balance sheet	Total	CDS notional less fair value
	Govt	Central Banks	Other Banks	Other FI	Corporate	Personal	Total Lending	Of which Non-Core		Net						Gross
										Derivatives	Repos					Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,467	136	333	18,994	18,858	39,833	10,156	886	2,273	551	43,543	2,928	46,471	53	21,462	7,409
Spain	9	3	130	154	5,775	362	6,433	3,735	6,155	2,391	2	14,981	2,630	17,611	(1,013)	6,775	589
Italy	-	73	233	299	2,444	23	3,072	1,155	1,258	2,314	-	6,644	3,150	9,794	(452)	10,947	305
Portugal	-	-	10	-	495	5	510	341	113	519	-	1,142	268	1,410	55	633	220
Greece	7	6	-	31	427	14	485	94	409	355	-	1,249	52	1,301	1	541	-
Cyprus	-	-	-	38	250	14	302	133	2	56	-	360	68	428	-	57	200

Eurozone periphery	61	1,549	509	855	28,385	19,276	50,635	15,614	8,823	7,908	553	67,919	9,096	77,015	(1,356)	40,415	8,723

Germany	-	18,068	653	305	6,608	155	25,789	5,402	15,767	10,169	166	51,891	7,527	59,418	(2,401)	68,650	6,142
Netherlands	8	7,654	623	1,557	4,827	20	14,689	2,498	9,893	10,010	275	34,867	13,561	48,428	(1,295)	25,858	23,926
France	481	3	1,273	282	3,761	79	5,879	2,317	7,794	8,701	345	22,719	10,217	32,936	(2,846)	46,205	22,230
Belgium	-	8	287	354	588	20	1,257	480	652	2,959	51	4,919	1,359	6,278	(99)	8,998	1,949
Luxembourg	-	-	101	925	2,228	2	3,256	1,497	130	2,884	805	7,075	2,007	9,082	(404)	4,535	3,976
Other	121	-	28	77	1,125	12	1,363	191	708	1,894	-	3,965	1,297	5,262	(25)	10,407	1,254

Total eurozone	671	27,282	3,474	4,355	47,522	19,564	102,868	27,999	43,767	44,525	2,195	193,355	45,064	238,419	(8,426)	205,068	68,200

Other
Japan	-	2,085	688	96	433	26	3,328	338	12,456	2,443	191	18,418	452	18,870	(365)	15,421	12,678
India	-	275	610	35	2,949	127	3,996	350	1,530	218	-	5,744	1,280	7,024	(105)	555	72
China	9	178	1,237	16	654	30	2,124	50	597	410	3	3,134	1,559	4,693	(62)	414	6,187
Russia	-	36	970	8	659	62	1,735	76	186	47	-	1,968	356	2,324	(343)	47	703
Brazil	-	-	936	-	227	4	1,167	70	790	24	-	1,981	319	2,300	164	62	-
South Korea	-	5	812	2	576	1	1,396	3	845	251	153	2,645	627	3,272	(22)	775	552
Turkey	215	193	252	66	1,072	16	1,814	423	361	94	-	2,269	437	2,706	10	111	139
Romania	66	145	30	8	413	392	1,054	1,054	220	6	-	1,280	160	1,440	8	6	-
Poland	35	208	3	9	624	6	885	45	116	56	-	1,057	701	1,758	(99)	73	1

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Summary (continued)
Reported exposures are affected by currency movements. Over 2012, sterling appreciated 4.4% against the US dollar and 2.6% against the euro, resulting in exposures denominated in these currencies (and in other currencies linked to the same) decreasing in sterling terms.

Key points
•
Balance sheet and off-balance sheet exposures to nearly all countries shown in the table declined during 2012, as the Group maintained a cautious stance and many clients reduced debt levels. The reductions were seen in all broad product categories and in all client groups. Non-Core lending exposure declined as the strategy for disposal progressed, particularly in Germany, Spain and Ireland. Most of the Group's country risk exposure was in International Banking (primarily lending and off-balance sheet exposure to corporates), Markets (mostly derivatives and repos with financial institutions), Ulster Bank (mostly lending exposure to corporates and consumers in Ireland) and Group Treasury (largely AFS debt securities and liquidity with central banks).

•
Total eurozone - Balance sheet exposure declined by £27.5 billion or 14% during 2012 to £165.8 billion, with reductions seen primarily in periphery countries but also in the Netherlands, Germany, France and Luxembourg. This reflected exchange rate movements, sales of Greek, Spanish and Portuguese AFS bonds, write-offs, active exposure management and debt reduction efforts by bank clients.

•
Eurozone periphery - Balance sheet exposure decreased across all countries to a combined £59.1 billion, a reduction of £8.8 billion or 13%, caused in part by reductions in AFS bonds in Spain, Italy and Greece. Most of the Group's exposure arises from the activities of Markets, International Banking, Group Treasury and Ulster Bank (with respect to Ireland). Group Treasury has a portfolio of Spanish bank and financial institution securities. International Banking provides trade finance facilities to clients across Europe, including the eurozone periphery. Balance sheet exposure to Cyprus amounted to £0.3 billion at 31 December 2012, comprising mainly lending exposure to special purpose vehicles incorporated in Cyprus, but with assets and cash flows largely elsewhere.

•
Japan - Exposure decreased during 2012, principally in the first half of the year, reflecting a reduction in International Banking's cash management business and a change in Japanese yen clearing status from direct (self-clearing) membership to agency. The Group no longer needs to hold positions resulting in a £2.2 billion reduction in AFS Japanese government bonds.

•
China - Lending exposure and off-balance sheet exposure to banks decreased by £0.4 billion and £0.8 billion respectively, as a result of a slowdown in economic growth, changes in local regulations and risk/return considerations. Derivatives exposure to public sector entities increased by £0.7 billion, reflecting fluctuations in short-term hedging by bank clients.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Summary: Key points (continued)

CDS protection bought and sold

•
The Group uses CDS contracts to service customer activity as well as manage counterparty and country exposure. During 2012, eurozone gross notional CDS contracts, bought and sold, decreased significantly. This was caused by maturing contracts and by efforts to reduce counterparty credit exposures and risk-weighted assets mainly through derivative compression trades. The fair value of bought and sold CDS contracts also decreased due to the reduction in gross notional CDS positions and a narrowing of CDS spreads over the year for a number of eurozone countries, including Portugal and Ireland. All in all, net bought CDS protection referencing entities in eurozone countries taken by the Group, in terms of CDS notional less fair value, decreased to £6.8 billion, from £8.4 billion at 31 December 2011.

•
Greek sovereign CDS positions were fully closed out in April 2012, as the use of the collective action clause in the Greek debt swap resulted in a credit event occurring, which triggered Greek sovereign CDS contracts.

•
Outside the eurozone, the Group also has net bought CDS protection on most countries shown in the table. A £0.4 billion net sold CDS position on Brazil was primarily hedging bought nth-to-default CDS contracts with Brazilian reference entities (these latter contracts are not included in the reported numbers by country - refer to the Definitions on page 248).

•
During 2012 the credit quality of CDS bought protection counterparties shown in the individual country tables, deteriorated primarily reflecting rating model changes in the fourth quarter resulting in more conservative internal ratings. There was also an actual downgrading of some of these counterparties during the year.

For more specific analysis and commentary on the Group's exposure to Ireland, Spain, Italy, Portugal and Greece, refer to pages 258 to 272. For commentary on the Group's exposure to eurozone non-periphery countries, refer to page 288.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Total eurozone

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	678	-	-	11,487	267	17,430	8,469	20,448	1,797	-	22,923	783	23,706	5,307	-
Central bank	21,969	-	-	-	-	-	-	-	35	-	22,004	-	22,004	36	4,648
Other banks	4,257	-	-	5,588	(509)	1,021	611	5,998	25,956	1,161	37,372	4,400	41,772	148,534	28,679
Other FI	4,237	-	-	9,367	(1,081)	1,261	142	10,486	7,595	727	23,045	5,537	28,582	15,055	16,124
Corporate	37,351	14,253	7,451	794	33	311	115	990	3,594	24	41,959	29,061	71,020	4,945	732
Personal	18,512	3,351	1,733	-	-	-	-	-	1	-	18,513	743	19,256	1	-

	87,004	17,604	9,184	27,236	(1,290)	20,023	9,337	37,922	38,978	1,912	165,816	40,524	206,340	173,878	50,183

31 December 2011

Government	671	-	-	18,406	81	19,597	15,049	22,954	1,924	-	25,549	1,056	26,605	4,979	791
Central bank	27,282	-	-	20	-	6	-	26	35	-	27,343	-	27,343	38	15,103
Other banks	3,474	-	-	8,423	(752)	1,272	1,502	8,193	28,595	1,090	41,352	4,493	45,845	175,187	31,157
Other FI	4,355	-	-	10,494	(1,129)	1,138	471	11,161	9,854	1,102	26,472	8,199	34,671	18,204	20,436
Corporate	47,522	14,152	7,267	964	24	528	59	1,433	4,116	3	53,074	30,551	83,625	6,659	713
Personal	19,564	2,280	1,069	-	-	-	-	-	1	-	19,565	765	20,330	1	-

	102,868	16,432	8,336	38,307	(1,776)	22,541	17,081	43,767	44,525	2,195	193,355	45,064	238,419	205,068	68,200

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Total eurozone (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	40,154	38,580	1,407	(1,405)	37,080	36,759	6,488	(6,376)
Other banks	13,249	13,014	266	(217)	19,736	19,232	2,303	(2,225)
Other FI	11,015	9,704	104	(92)	17,949	16,608	693	(620)
Corporate	39,639	35,851	(455)	465	76,966	70,119	2,241	(1,917)

	104,057	97,149	1,322	(1,249)	151,731	142,718	11,725	(11,138)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	8,828	126	34,862	597	8,056	204	-	-	51,746	927
Other FI	23,912	88	23,356	319	4,111	(17)	932	5	52,311	395

	32,740	214	58,218	916	12,167	187	932	5	104,057	1,322

31 December 2011

Banks	67,624	5,585	1,085	131	198	23	-	-	68,907	5,739
Other FI	79,824	5,605	759	89	2,094	278	147	14	82,824	5,986

	147,448	11,190	1,844	220	2,292	301	147	14	151,731	11,725

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Eurozone periphery

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	51	-	-	644	(132)	3,686	2,698	1,632	134	-	1,817	16	1,833	361	-
Central bank	107	-	-	-	-	-	-	-	-	-	107	-	107	-	-
Other banks	299	-	-	3,551	(660)	165	131	3,585	4,093	476	8,453	75	8,528	29,706	4,186
Other FI	812	-	-	2,065	(541)	466	40	2,491	746	103	4,152	1,414	5,566	1,557	4,136
Corporate	24,362	12,146	6,757	192	2	128	40	280	1,678	-	26,320	5,414	31,734	2,027	326
Personal	18,292	3,347	1,713	-	-	-	-	-	1	-	18,293	611	18,904	1	-

	43,923	15,493	8,470	6,452	(1,331)	4,445	2,909	7,988	6,652	579	59,142	7,530	66,672	33,652	8,648

31 December 2011

Government	61	-	-	1,207	(339)	4,854	5,652	409	236	-	706	118	824	380	-
Central bank	1,549	-	-	-	-	-	-	-	-	-	1,549	-	1,549	-	-
Other banks	509	-	-	5,279	(956)	436	318	5,397	4,350	480	10,736	67	10,803	34,296	4,085
Other FI	855	-	-	2,331	(654)	228	56	2,503	1,783	73	5,214	1,862	7,076	3,635	4,638
Corporate	28,385	12,272	6,567	274	4	240	-	514	1,538	-	30,437	6,412	36,849	2,103	-
Personal	19,276	2,258	1,048	-	-	-	-	-	1	-	19,277	637	19,914	1	-

	50,635	14,530	7,615	9,091	(1,945)	5,758	6,026	8,823	7,908	553	67,919	9,096	77,015	40,415	8,723

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Eurozone periphery (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	24,785	24,600	1,452	(1,459)	25,883	26,174	5,979	(5,926)
Other banks	6,023	5,996	230	(202)	9,372	9,159	1,657	(1,623)
Other FI	2,592	2,350	76	(67)	3,854	3,635	290	(262)
Corporate	5,824	5,141	52	(47)	10,798	9,329	999	(860)

	39,224	38,087	1,810	(1,775)	49,907	48,297	8,925	(8,671)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	3,517	153	14,725	780	5,153	214	-	-	23,395	1,147
Other FI	5,647	240	9,021	401	896	22	265	-	15,829	663

	9,164	393	23,746	1,181	6,049	236	265	-	39,224	1,810

31 December 2011

Banks	26,008	4,606	604	112	93	14	-	-	26,705	4,732
Other FI	22,082	3,980	394	51	726	162	-	-	23,202	4,193

	48,090	8,586	998	163	819	176	-	-	49,907	8,925

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Ireland

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	42	-	-	127	(23)	79	56	150	2	-	194	2	196	6	-
Central bank	73	-	-	-	-	-	-	-	-	-	73	-	73	-	-
Other banks	98	-	-	191	(6)	18	1	208	695	476	1,477	-	1,477	15,258	3,547
Other FI	532	-	-	46	-	325	2	369	583	103	1,587	601	2,188	1,365	4,121
Corporate	17,921	11,058	6,226	60	-	-	-	60	411	-	18,392	1,840	20,232	436	326
Personal	17,893	3,286	1,686	-	-	-	-	-	1	-	17,894	515	18,409	1	-

	36,559	14,344	7,912	424	(29)	422	59	787	1,692	579	39,617	2,958	42,575	17,066	7,994

31 December 2011

Government	45	-	-	102	(46)	20	19	103	92	-	240	2	242	102	-
Central bank	1,467	-	-	-	-	-	-	-	-	-	1,467	-	1,467	-	-
Other banks	136	-	-	177	(39)	195	14	358	981	478	1,953	-	1,953	19,090	3,441
Other FI	333	-	-	61	-	116	35	142	782	73	1,330	546	1,876	1,831	3,968
Corporate	18,994	10,269	5,689	148	3	135	-	283	417	-	19,694	1,841	21,535	438	-
Personal	18,858	2,258	1,048	-	-	-	-	-	1	-	18,859	539	19,398	1	-

	39,833	12,527	6,737	488	(82)	466	68	886	2,273	551	43,543	2,928	46,471	21,462	7,409

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Ireland (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,486	2,525	72	(71)	2,145	2,223	466	(481)
Other banks	43	32	1	(2)	110	107	21	(21)
Other FI	759	677	21	(33)	523	630	64	(74)
Corporate	236	165	(17)	17	425	322	(11)	10

	3,524	3,399	77	(89)	3,203	3,282	540	(566)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	214	6	1,461	41	32	(1)	-	-	1,707	46
Other FI	528	16	970	7	319	8	-	-	1,817	31

	742	22	2,431	48	351	7	-	-	3,524	77

31 December 2011

Banks	1,586	300	2	-	-	-	-	-	1,588	300
Other FI	1,325	232	161	1	129	7	-	-	1,615	240

	2,911	532	163	1	129	7	-	-	3,203	540

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Ireland (continued)

Key points

•
Ulster Bank Group's (UBG) Irish exposure comprises personal lending (largely mortgages) and corporate lending and commitments, plus some lending to financial institutions (refer to the Ulster Bank Group (Core and Non-Core) section on page 231 for further details). In addition, International Banking has lending exposure and commitments, and Markets has derivative and repo exposure to financial institutions and large international clients with funding subsidiaries based in Ireland.

•	Group exposure decreased further during 2012, principally lending, which fell £3.3 billion as a result of de-risking of the portfolio and currency movements.

•	Government and central bank

Exposure to the central bank fluctuates, driven by regulatory requirements and deposits of excess liquidity. It was reduced as part of asset and liability management.

•	Financial institutions

Markets, International Banking and UBG account for the large majority of the Group's exposure to financial institutions, the main categories being derivatives and repos, where exposure is affected predominantly by market movements and much of it is collateralised.

•	Corporate

Lending exposure fell by £1.1 billion during 2012, driven by exchange rate movements and write-offs. Commercial real estate lending amounted to £10.4 billion at 31 December 2012, down £0.5 billion from 31 December 2011 amid continuing adverse market conditions. The commercial real estate lending was nearly all in UBG (£7.7 billion of this in Non-Core) and included REIL of £8.0 billion which were 55% covered by provisions.

•	Personal

Overall lending exposure fell by £1.0 billion as a result of exchange rate movements, amortisation, maturities, a small amount of write-offs, low new business volumes and active risk management. Residential mortgage loans amounted to £16.9 billion at 31 December 2012, including REIL of £3.0 billion and loan provisions of £1.5 billion. The housing market continues to suffer from weak domestic demand, with house prices that stabilised in the course of 2012 at approximately 50% below their 2007 peak.

•	Non-Core (included above)

Non-Core lending exposure was £9.5 billion at 31 December 2012, down £0.7 billion since 31 December 2011. The lending portfolio largely consisted of exposures to commercial real estate (82%), retail (4%) and leisure (4%).

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Spain

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	37	(10)	786	403	420	18	-	438	14	452	56	-
Central bank	6	-	-	-	-	-	-	-	-	-	6	-	6	-	-
Other banks	1	-	-	3,169	(634)	100	76	3,193	1,254	-	4,448	42	4,490	5,116	610
Other FI	59	-	-	1,661	(540)	96	18	1,739	26	-	1,824	139	1,963	50	-
Corporate	4,260	601	246	4	-	36	18	22	456	-	4,738	1,373	6,111	472	-
Personal	340	61	27	-	-	-	-	-	-	-	340	56	396	-	-

	4,666	662	273	4,871	(1,184)	1,018	515	5,374	1,754	-	11,794	1,624	13,418	5,694	610

31 December 2011

Government	9	-	-	33	(15)	360	751	(358)	35	-	(314)	116	(198)	40	-
Central bank	3	-	-	-	-	-	-	-	-	-	3	-	3	-	-
Other banks	130	-	-	4,892	(867)	162	214	4,840	1,620	2	6,592	41	6,633	5,180	122
Other FI	154	-	-	1,580	(639)	65	8	1,637	282	-	2,073	169	2,242	1,084	467
Corporate	5,775	1,190	442	9	-	27	-	36	454	-	6,265	2,247	8,512	471	-
Personal	362	-	-	-	-	-	-	-	-	-	362	57	419	-	-

	6,433	1,190	442	6,514	(1,521)	614	973	6,155	2,391	2	14,981	2,630	17,611	6,775	589

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Spain (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	5,934	5,905	361	(359)	5,151	5,155	538	(522)
Other banks	1,583	1,609	34	(30)	1,965	1,937	154	(152)
Other FI	1,209	1,061	47	(28)	2,417	2,204	157	(128)
Corporate	2,263	2,011	7	(4)	4,831	3,959	448	(399)

	10,989	10,586	449	(421)	14,364	13,255	1,297	(1,201)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	646	27	3,648	168	1,409	65	-	-	5,703	260
Other FI	2,335	72	2,539	109	324	8	88	-	5,286	189

	2,981	99	6,187	277	1,733	73	88	-	10,989	449

31 December 2011

Banks	6,595	499	68	5	32	4	-	-	6,695	508
Other FI	7,238	736	162	3	269	50	-	-	7,669	789

	13,833	1,235	230	8	301	54	-	-	14,364	1,297

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Spain (continued)

Key points

•	The Group maintains good relationships with multinational banks, other financial institutions and large corporate clients.

•
Exposure to Spain is driven by corporate lending and a sizeable mortgage-backed securities covered bond portfolio. Exposure fell further in most categories during 2012, driven by the sale of part of the covered bond portfolio and a decline in corporate lending, as a result of steps taken to de-risk the portfolio.

•	Government

The Group has an active portfolio of Spanish government debt and CDS exposures that can result in fluctuations between long and short positions for HFT debt securities.

•	Financial institutions

The Group's largest exposure was AFS debt securities (mainly the covered bond portfolio) of £4.8 billion at 31 December 2012, which decreased by £1.6 billion during 2012, largely as a result of sales in the first half of the year. The portfolio continued to perform satisfactorily. However, the Group is monitoring the situation closely, including undertaking stress analyses.

Derivative exposure, mostly to Spanish international banks and a few of the large regional banks, declined to £1.3 billion at 31 December 2012 from £1.9 billion at 31 December 2011. The majority of this exposure was collateralised.

Lending to financial institutions decreased to less than £0.1 billion at 31 December 2012 from £0.3 billion at 31 December 2011.

•	Corporate

Lending decreased by £1.5 billion and off-balance sheet exposure by £0.9 billion, due to reductions primarily in the commercial real estate and electricity sectors. Commercial real estate lending amounted to £1.6 billion at 31 December 2012, predominantly in Non-Core. The majority of REIL and loan provisions relates to commercial real estate lending and further decreased during 2012, reflecting disposals and restructurings.

•	Non-Core (included above)

At 31 December 2012, Non-Core had lending exposure to Spain of £2.8 billion, a reduction of £1.0 billion or 26% since 31 December 2011. Commercial real estate (63%), construction (14%) and electricity (9%) sectors accounted for the majority of the lending exposure.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Italy

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	9	-	-	408	(81)	2,781	2,224	965	80	-	1,054	-	1,054	131	-
Central bank	21	-	-	-	-	-	-	-	-	-	21	-	21	-	-
Other banks	200	-	-	125	(8)	42	54	113	1,454	-	1,767	33	1,800	8,428	3
Other FI	218	-	-	357	(1)	23	1	379	99	-	696	671	1,367	100	-
Corporate	1,392	34	5	87	2	85	22	150	664	-	2,206	1,900	4,106	938	-
Personal	23	-	-	-	-	-	-	-	-	-	23	12	35	-	-

	1,863	34	5	977	(88)	2,931	2,301	1,607	2,297	-	5,767	2,616	8,383	9,597	3

31 December 2011

Government	-	-	-	704	(220)	4,336	4,725	315	90	-	405	-	405	142	-
Central bank	73	-	-	-	-	-	-	-	-	-	73	-	73	-	-
Other banks	233	-	-	119	(14)	67	88	98	1,064	-	1,395	23	1,418	9,117	305
Other FI	299	-	-	685	(15)	40	13	712	686	-	1,697	1,146	2,843	687	-
Corporate	2,444	361	113	75	-	58	-	133	474	-	3,051	1,968	5,019	1,001	-
Personal	23	-	-	-	-	-	-	-	-	-	23	13	36	-	-

	3,072	361	113	1,583	(249)	4,501	4,826	1,258	2,314	-	6,644	3,150	9,794	10,947	305

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Italy (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	13,181	13,034	717	(754)	12,125	12,218	1,750	(1,708)
Other banks	3,537	3,488	163	(139)	6,078	5,938	1,215	(1,187)
Other FI	616	607	8	(5)	872	762	60	(51)
Corporate	2,580	2,295	28	(20)	4,742	4,299	350	(281)

	19,914	19,424	916	(918)	23,817	23,217	3,375	(3,227)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	2,113	81	7,755	432	3,252	105	-	-	13,120	618
Other FI	2,120	96	4,344	194	218	8	112	-	6,794	298

	4,233	177	12,099	626	3,470	113	112	-	19,914	916

31 December 2011

Banks	12,904	1,676	487	94	61	10	-	-	13,452	1,780
Other FI	10,138	1,550	8	2	219	43	-	-	10,365	1,595

	23,042	3,226	495	96	280	53	-	-	23,817	3,375

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Italy (continued)

Key points

•
The Group maintains good relationships with Italian government entities, banks, other financial institutions and large corporate clients. Since the start of 2011, the Group has taken steps to reduce and mitigate its risk through strategic exits where appropriate and through increased collateral requirements, in line with its evolving appetite for Italian risk. Lending exposure to Italian counterparties was reduced by a further £1.2 billion during 2012, to £1.9 billion.

•	Government and central bank

The Group is an active market-maker in Italian government bonds and has an active CDS portfolio, resulting in large and fluctuating gross long and short positions in HFT debt securities.

•	Financial institutions

The majority of the Group's exposure relates to the top five banks. The Group's product offering consists largely of collateralised trading products and to a lesser extent, short-term uncommitted lending lines for liquidity purposes. During 2012, derivative exposure decreased by £0.2 billion due to market movements. Risk is mitigated since most facilities are fully collateralised. Lending declined by £0.1 billion to £0.4 billion.

The AFS bond exposure was reduced by £0.3 billion due to sales.

•	Corporate

Lending declined by £1.1 billion, particularly to industrials.

•	Non-Core (included above)

Non-Core lending exposure was £0.9 billion at 31 December 2012, a £0.3 billion or 22% reduction since 31 December 2011, primarily due to a fall in exposure to investment funds and industrials. The remaining lending exposure was mainly to the commercial real estate (29%), leisure (25%) and electricity (16%) sectors.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Portugal

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	72	(18)	28	15	85	17	-	102	-	102	17	-
Other banks	-	-	-	66	(12)	5	-	71	380	-	451	-	451	481	26
Other FI	-	-	-	1	-	21	11	11	38	-	49	3	52	38	-
Corporate	336	253	188	41	-	7	-	48	79	-	463	247	710	82	-
Personal	7	-	-	-	-	-	-	-	-	-	7	8	15	-	-

	343	253	188	180	(30)	61	26	215	514	-	1,072	258	1,330	618	26

31 December 2011

Government	-	-	-	56	(58)	36	152	(60)	19	-	(41)	-	(41)	25	-
Other banks	10	-	-	91	(36)	12	2	101	389	-	500	2	502	497	217
Other FI	-	-	-	5	-	7	-	12	30	-	42	-	42	30	3
Corporate	495	27	27	42	1	18	-	60	81	-	636	258	894	81	-
Personal	5	-	-	-	-	-	-	-	-	-	5	8	13	-	-

	510	27	27	194	(93)	73	154	113	519	-	1,142	268	1,410	633	220

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Portugal (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,182	3,134	302	(275)	3,304	3,413	997	(985)
Other banks	856	863	31	(30)	1,197	1,155	264	(260)
Other FI	8	5	-	(1)	8	5	1	(1)
Corporate	426	353	3	(7)	366	321	68	(48)

	4,472	4,355	336	(313)	4,875	4,894	1,330	(1,294)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	480	34	1,805	133	460	45	-	-	2,745	212
Other FI	534	38	1,126	88	35	(2)	32	-	1,727	124

	1,014	72	2,931	221	495	43	32	-	4,472	336

31 December 2011

Banks	2,922	786	46	12	-	-	-	-	2,968	798
Other FI	1,874	517	-	-	33	15	-	-	1,907	532

	4,796	1,303	46	12	33	15	-	-	4,875	1,330

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Portugal (continued)

Key points

•
The Portuguese portfolio, which is managed out of Spain, mainly consists of corporate lending and derivative trading with the largest local banks. Medium-term activity has ceased with the exception of collateralised business.

•	Exposure declined further during 2012, with continued reductions in lending and off-balance sheet exposure, and sales of Group Treasury's AFS bonds.

•	Government and central bank

The Group's exposure to the Portuguese government at 31 December 2012 was £102 million, comprising a very small derivative exposure and a small net long debt securities position, an increase from the net short debt securities position at 31 December 2011.

•	Financial institutions

The remaining exposure is largely focused on the top four systemically important banks. Exposures generally consist of collateralised trading products.

•	Corporate

The largest exposure is to the land transport and logistics, electricity and telecommunications sectors, concentrated on a few large, highly creditworthy clients.

•	Non-Core (included above)

Non-Core lending exposure to Portugal decreased by £0.1 billion during 2012, to £0.3 billion. The portfolio largely comprised lending exposure to the land transport and logistics (40%), electricity (37%) and commercial real estate (18%) sectors.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Greece

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	9	-	9	17	-	26	-	26	151	-
Central bank	7	-	-	-	-	-	-	-	-	-	7	-	7	-	-
Other banks	-	-	-	-	-	-	-	-	299	-	299	-	299	411	-
Other FI	1	-	-	-	-	-	8	(8)	-	-	(7)	-	(7)	-	-
Corporate	179	38	38	-	-	-	-	-	44	-	223	18	241	61	-
Personal	14	-	-	-	-	-	-	-	-	-	14	9	23	-	-

	201	38	38	-	-	9	8	1	360	-	562	27	589	623	-

31 December 2011

Government	7	-	-	312	-	102	5	409	-	-	416	-	416	71	-
Central bank	6	-	-	-	-	-	-	-	-	-	6	-	6	-	-
Other banks	-	-	-	-	-	-	-	-	290	-	290	-	290	405	-
Other FI	31	-	-	-	-	-	-	-	2	-	33	-	33	2	-
Corporate	427	256	256	-	-	-	-	-	63	-	490	42	532	63	-
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24	-	-

	485	256	256	312	-	102	5	409	355	-	1,249	52	1,301	541	-

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Greece (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	3,158	3,165	2,228	(2,230)
Other banks	4	4	1	(1)	22	22	3	(3)
Other FI	-	-	-	-	34	34	8	(8)
Corporate	319	317	31	(33)	434	428	144	(142)

	323	321	32	(34)	3,648	3,649	2,383	(2,383)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	64	5	54	6	-	-	-	-	118	11
Other FI	130	18	42	3	-	-	33	-	205	21

	194	23	96	9	-	-	33	-	323	32

31 December 2011

Banks	2,001	1,345	1	1	-	-	-	-	2,002	1,346
Other FI	1,507	945	63	45	76	47	-	-	1,646	1,037

	3,508	2,290	64	46	76	47	-	-	3,648	2,383

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Greece (continued)

Key points

•
The Group's exposure to Greece decreased further in 2012, largely as a result of the restructuring and sale of Greek government debt and a corporate write-off. The remainder of the exposure is actively managed, in line with the Group's de-risking strategy that has been in place since early 2010. Much of the remaining exposure is collateralised or guaranteed. The remaining Greek exposure at 31 December 2012 was £0.6 billion. The majority of this was derivative exposure to banks (itself in part collateralised). The rest was mostly corporate lending, including exposure to local subsidiaries of international companies.

•	Government and central bank

The Group participated in the restructuring of Greek government debt in March 2012, which resulted in the issuance of new bonds that were sold in March and April, and £0.3 billion of AFS bonds issued by the European Financial Stability Facility incorporated in Luxembourg. The Group no longer holds any AFS bonds issued by the Greek government. A small HFT position, resulting from the sovereign debt restructuring in March, has been retained to enable the Group to quote prices and stay relevant to key clients.

•	Financial institutions

Activity with Greek financial institutions is largely collateralised derivative and repo exposure, and remains under close scrutiny.

•	Corporate

Lending exposure fell by £0.2 billion to £0.2 billion, largely due to a single name write-off in the first half of 2012.

The Group's focus is on short-term trade facilities to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

•	Non-Core (included above)

Non-Core lending exposure to Greece was £0.1 billion at 31 December 2012, a slight reduction from 31 December 2011. The remaining lending portfolio primarily consisted of the following sectors: commercial real estate (44%), construction (26%) and other services (12%).

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Cyprus

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	3	-	3	-	-	3	-	3	-	-
Other banks	-	-	-	-	-	-	-	-	11	-	11	-	11	12	-
Other FI	2	-	-	-	-	1	-	1	-	-	3	-	3	4	15
Corporate	274	162	54	-	-	-	-	-	24	-	298	36	334	38	-
Personal	15	-	-	-	-	-	-	-	-	-	15	11	26	-	-

	291	162	54	-	-	4	-	4	35	-	330	47	377	54	15

31 December 2011

Other banks	-	-	-	-	-	-	-	-	6	-	6	1	7	7	-
Other FI	38	-	-	-	-	-	-	-	1	-	39	1	40	1	200
Corporate	250	169	40	-	-	2	-	2	49	-	301	56	357	49	-
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24	-	-

	302	169	40	-	-	2	-	2	56	-	360	68	428	57	200

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Eurozone non-periphery

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	627	-	-	10,843	399	13,744	5,771	18,816	1,663	-	21,106	767	21,873	4,946	-
Central bank	21,862	-	-	-	-	-	-	-	35	-	21,897	-	21,897	36	4,648
Other banks	3,958	-	-	2,037	151	856	480	2,413	21,863	685	28,919	4,325	33,244	118,828	24,493
Other FI	3,425	-	-	7,302	(540)	795	102	7,995	6,849	624	18,893	4,123	23,016	13,498	11,988
Corporate	12,989	2,107	694	602	31	183	75	710	1,916	24	15,639	23,647	39,286	2,918	406
Personal	220	4	20	-	-	-	-	-	-	-	220	132	352	-	-

	43,081	2,111	714	20,784	41	15,578	6,428	29,934	32,326	1,333	106,674	32,994	139,668	140,226	41,535

31 December 2011

Government	610	-	-	17,199	420	14,743	9,397	22,545	1,688	-	24,843	938	25,781	4,599	791
Central bank	25,733	-	-	20	-	6	-	26	35	-	25,794	-	25,794	38	15,103
Other banks	2,965	-	-	3,144	204	836	1,184	2,796	24,245	610	30,616	4,426	35,042	140,891	27,072
Other FI	3,500	-	-	8,163	(475)	910	415	8,658	8,071	1,029	21,258	6,337	27,595	14,569	15,798
Corporate	19,137	1,880	700	690	20	288	59	919	2,578	3	22,637	24,139	46,776	4,556	713
Personal	288	22	21	-	-	-	-	-	-	-	288	128	416	-	-

	52,233	1,902	721	29,216	169	16,783	11,055	34,944	36,617	1,642	125,436	35,968	161,404	164,653	59,477

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Eurozone non-periphery (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	15,369	13,980	(45)	54	11,197	10,585	509	(450)
Other banks	7,226	7,018	36	(15)	10,364	10,073	646	(602)
Other FI	8,423	7,354	28	(25)	14,095	12,973	403	(358)
Corporate	33,815	30,710	(507)	512	66,168	60,790	1,242	(1,057)

	64,833	59,062	(488)	526	101,824	94,421	2,800	(2,467)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	5,311	(27)	20,137	(183)	2,903	(10)	-	-	28,351	(200)
Other FI	18,265	(152)	14,335	(82)	3,215	(39)	667	5	36,482	(268)

	23,576	(179)	34,472	(265)	6,118	(49)	667	5	64,833	(488)

31 December 2011

Banks	41,616	979	481	19	105	9	-	-	42,202	1,007
Other FI	57,742	1,625	365	38	1,368	116	147	14	59,622	1,793

	99,358	2,604	846	57	1,473	125	147	14	101,824	2,800

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Germany

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	8,103	453	5,070	1,592	11,581	533	-	12,114	735	12,849	1,656	-
Central bank	20,018	-	-	-	-	-	-	-	-	-	20,018	-	20,018	-	-
Other banks	660	-	-	668	10	280	332	616	5,558	183	7,017	139	7,156	50,998	4,935
Other FI	460	-	-	285	(23)	95	30	350	3,046	116	3,972	933	4,905	3,911	3,066
Corporate	3,756	460	152	207	14	11	2	216	339	24	4,335	5,462	9,797	637	406
Personal	83	1	-	-	-	-	-	-	-	-	83	25	108	-	-

	24,977	461	152	9,263	454	5,456	1,956	12,763	9,476	323	47,539	7,294	54,833	57,202	8,407

31 December 2011

Government	-	-	-	12,035	523	4,136	2,084	14,087	423	-	14,510	2	14,512	1,284	164
Central bank	18,068	-	-	-	-	-	-	-	2	-	18,070	-	18,070	2	-
Other banks	653	-	-	1,376	5	294	761	909	5,886	117	7,565	284	7,849	62,744	4,277
Other FI	305	-	-	563	(33)	187	95	655	3,272	49	4,281	1,116	5,397	3,657	1,659
Corporate	6,608	191	80	109	9	14	7	116	586	-	7,310	6,103	13,413	963	42
Personal	155	19	19	-	-	-	-	-	-	-	155	22	177	-	-

	25,789	210	99	14,083	504	4,631	2,947	15,767	10,169	166	51,891	7,527	59,418	68,650	6,142

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Germany (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	4,288	4,191	4	-	2,631	2,640	76	(67)
Other banks	2,849	2,696	13	(11)	4,765	4,694	307	(310)
Other FI	2,385	2,172	(16)	18	3,653	3,403	7	(2)
Corporate	10,526	9,644	(257)	261	20,433	18,311	148	(126)

	20,048	18,703	(256)	268	31,482	29,048	538	(505)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,968	(22)	6,263	(87)	940	(7)	-	-	9,171	(116)
Other FI	5,047	(70)	5,103	(55)	727	(15)	-	-	10,877	(140)

	7,015	(92)	11,366	(142)	1,667	(22)	-	-	20,048	(256)

31 December 2011

Banks	14,644	171	163	4	8	-	-	-	14,815	175
Other FI	16,315	357	18	-	334	6	-	-	16,667	363

	30,959	528	181	4	342	6	-	-	31,482	538

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Netherlands

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	7	-	-	1,052	57	1,248	993	1,307	36	-	1,350	29	1,379	1,662	-
Central bank	1,822	-	-	-	-	-	-	-	2	-	1,824	-	1,824	2	4,648
Other banks	496	-	-	575	136	252	86	741	6,667	309	8,213	3,471	11,684	16,558	3,074
Other FI	1,785	-	-	6,107	(508)	242	17	6,332	1,908	45	10,070	1,311	11,381	5,087	2,335
Corporate	3,720	508	156	66	2	29	28	67	476	-	4,263	6,650	10,913	648	-
Personal	26	-	-	-	-	-	-	-	-	-	26	12	38	-	-

	7,856	508	156	7,800	(313)	1,771	1,124	8,447	9,089	354	25,746	11,473	37,219	23,957	10,057

31 December 2011

Government	8	-	-	1,447	74	849	591	1,705	40	-	1,753	-	1,753	1,521	-
Central bank	7,654	-	-	-	-	6	-	6	7	-	7,667	-	7,667	10	15,103
Other banks	623	-	-	802	217	365	278	889	7,410	164	9,086	3,566	12,652	17,425	2,615
Other FI	1,557	-	-	6,804	(386)	290	108	6,986	1,806	108	10,457	3,388	13,845	5,082	5,792
Corporate	4,827	621	209	199	6	113	5	307	747	3	5,884	6,596	12,480	1,820	416
Personal	20	3	2	-	-	-	-	-	-	-	20	11	31	-	-

	14,689	624	211	9,252	(89)	1,623	982	9,893	10,010	275	34,867	13,561	48,428	25,858	23,926

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Netherlands (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	1,352	1,227	(12)	11	1,206	1,189	31	(31)
Other banks	659	695	(1)	2	965	995	41	(42)
Other FI	3,080	2,799	20	(23)	5,772	5,541	142	(131)
Corporate	7,943	6,852	(93)	87	15,416	14,238	257	(166)

	13,034	11,573	(86)	77	23,359	21,963	471	(370)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	763	(17)	3,112	(32)	539	(3)	-	-	4,414	(52)
Other FI	4,990	(33)	2,046	7	917	(13)	667	5	8,620	(34)

	5,753	(50)	5,158	(25)	1,456	(16)	667	5	13,034	(86)

31 December 2011

Banks	7,605	107	88	1	6	-	-	-	7,699	108
Other FI	14,529	231	308	37	676	81	147	14	15,660	363

	22,134	338	396	38	682	81	147	14	23,359	471

Risk and balance sheet management (continued)

Country risk: Country risk exposure: France

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	494	-	-	537	(41)	5,186	2,064	3,659	257	-	4,410	3	4,413	270	-
Central bank	9	-	-	-	-	-	-	-	-	-	9	-	9	-	-
Other banks	2,498	-	-	730	5	184	27	887	5,608	58	9,051	591	9,642	41,782	11,581
Other FI	124	-	-	757	(4)	252	51	958	833	392	2,307	1,106	3,413	1,721	2,743
Corporate	2,426	116	71	218	16	116	15	319	724	-	3,469	7,685	11,154	1,147	-
Personal	71	-	-	-	-	-	-	-	-	-	71	75	146	-	-

	5,622	116	71	2,242	(24)	5,738	2,157	5,823	7,422	450	19,317	9,460	28,777	44,920	14,324

31 December 2011

Government	481	-	-	2,648	(14)	8,705	5,669	5,684	357	-	6,522	911	7,433	372	-
Central bank	3	-	-	20	-	-	-	20	-	-	23	-	23	-	-
Other banks	1,273	-	-	889	(17)	157	75	971	7,009	262	9,515	474	9,989	42,922	17,689
Other FI	282	-	-	642	(40)	325	126	841	592	83	1,798	928	2,726	1,763	4,541
Corporate	3,761	128	74	240	9	72	34	278	743	-	4,782	7,829	12,611	1,148	-
Personal	79	-	-	-	-	-	-	-	-	-	79	75	154	-	-

	5,879	128	74	4,439	(62)	9,259	5,904	7,794	8,701	345	22,719	10,217	32,936	46,205	22,230

Risk and balance sheet management (continued)

Country risk: Country risk exposure: France (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	4,989	4,095	76	(66)	3,467	2,901	228	(195)
Other banks	3,443	3,337	23	(5)	4,232	3,995	282	(236)
Other FI	1,789	1,374	(8)	9	2,590	2,053	136	(117)
Corporate	11,435	10,618	(106)	112	23,224	21,589	609	(578)

	21,656	19,424	(15)	50	33,513	30,538	1,255	(1,126)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,779	14	7,102	(15)	921	6	-	-	9,802	5
Other FI	5,995	(12)	4,798	(5)	1,061	(3)	-	-	11,854	(20)

	7,774	2	11,900	(20)	1,982	3	-	-	21,656	(15)

31 December 2011

Banks	13,353	453	162	13	79	8	-	-	13,594	474
Other FI	19,641	758	24	1	254	22	-	-	19,919	781

	32,994	1,211	186	14	333	30	-	-	33,513	1,255

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Belgium

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	828	(44)	1,269	711	1,386	103	-	1,489	-	1,489	404	-
Other banks	186	-	-	2	-	2	2	2	2,618	50	2,856	7	2,863	4,035	1,256
Other FI	249	-	-	-	-	-	-	-	239	-	488	30	518	252	-
Corporate	414	50	15	14	-	6	-	20	180	-	614	1,263	1,877	270	-
Personal	22	3	20	-	-	-	-	-	-	-	22	8	30	-	-

	871	53	35	844	(44)	1,277	713	1,408	3,140	50	5,469	1,308	6,777	4,961	1,256

31 December 2011

Government	-	-	-	742	(116)	608	722	628	89	-	717	-	717	492	-
Central bank	8	-	-	-	-	-	-	-	3	-	11	-	11	3	-
Other banks	287	-	-	4	-	-	-	4	2,399	51	2,741	8	2,749	7,868	1,694
Other FI	354	-	-	-	-	1	4	(3)	191	-	542	64	606	260	-
Corporate	588	31	21	3	-	20	-	23	277	-	888	1,279	2,167	375	255
Personal	20	-	-	-	-	-	-	-	-	-	20	8	28	-	-

	1,257	31	21	749	(116)	629	726	652	2,959	51	4,919	1,359	6,278	8,998	1,949

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Belgium (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	1,890	1,674	(31)	29	1,612	1,505	120	(110)
Other banks	212	222	1	(1)	312	302	14	(13)
Corporate	301	276	(1)	1	563	570	12	(12)

	2,403	2,172	(31)	29	2,487	2,377	146	(135)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	244	(2)	1,156	(17)	281	(3)	-	-	1,681	(22)
Other FI	178	-	505	(9)	39	-	-	-	722	(9)

	422	(2)	1,661	(26)	320	(3)	-	-	2,403	(31)

31 December 2011

Banks	1,602	97	2	-	12	1	-	-	1,616	98
Other FI	866	48	1	-	4	-	-	-	871	48

	2,468	145	3	-	16	1	-	-	2,487	146

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Luxembourg

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	13	-	-	-	-	-	-	-	-	-	13	-	13	-	-
Other banks	99	-	-	8	-	8	6	10	485	77	671	-	671	650	2,215
Other FI	717	-	-	51	(1)	198	4	245	821	68	1,851	719	2,570	2,343	2,951
Corporate	1,817	940	287	-	-	19	23	(4)	156	-	1,969	1,469	3,438	164	-
Personal	4	-	-	-	-	-	-	-	-	-	4	2	6	-	-

	2,650	940	287	59	(1)	225	33	251	1,462	145	4,508	2,190	6,698	3,157	5,166

31 December 2011

Other banks	101	-	-	10	-	7	-	17	530	16	664	-	664	664	447
Other FI	925	-	-	54	(7)	82	80	56	2,174	789	3,944	711	4,655	3,676	3,529
Corporate	2,228	897	301	5	-	58	6	57	180	-	2,465	1,294	3,759	195	-
Personal	2	-	-	-	-	-	-	-	-	-	2	2	4	-	-

	3,256	897	301	69	(7)	147	86	130	2,884	805	7,075	2,007	9,082	4,535	3,976

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Luxembourg (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Other FI	1,169	1,009	32	(29)	2,080	1,976	118	(108)
Corporate	1,388	1,238	(9)	10	2,478	2,138	146	(116)

	2,557	2,247	23	(19)	4,558	4,114	264	(224)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	96	4	611	23	63	(1)	-	-	770	26
Other FI	1,111	(12)	361	12	315	(3)	-	-	1,787	(3)

	1,207	(8)	972	35	378	(4)	-	-	2,557	23

31 December 2011

Banks	1,535	93	16	-	-	-	-	-	1,551	93
Other FI	2,927	164	10	-	70	7	-	-	3,007	171

	4,462	257	26	-	70	7	-	-	4,558	264

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Other eurozone(1)

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	126	-	-	323	(26)	971	411	883	734	-	1,743	-	1,743	954	-
Central bank	-	-	-	-	-	-	-	-	33	-	33	-	33	34	-
Other banks	19	-	-	54	-	130	27	157	927	8	1,111	117	1,228	4,805	1,432
Other FI	90	-	-	102	(4)	8	-	110	2	3	205	24	229	184	893
Corporate	856	33	13	97	(1)	2	7	92	41	-	989	1,118	2,107	52	-
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24	-	-

	1,105	33	13	576	(31)	1,111	445	1,242	1,737	11	4,095	1,269	5,364	6,029	2,325

31 December 2011

Government	121	-	-	327	(47)	445	331	441	779	-	1,341	25	1,366	930	627
Central bank	-	-	-	-	-	-	-	-	23	-	23	-	23	23	-
Other banks	28	-	-	63	(1)	13	70	6	1,011	-	1,045	94	1,139	9,268	350
Other FI	77	-	-	100	(9)	25	2	123	36	-	236	130	366	131	277
Corporate	1,125	12	15	134	(4)	11	7	138	45	-	1,308	1,038	2,346	55	-
Personal	12	-	-	-	-	-	-	-	-	-	12	10	22	-	-

	1,363	12	15	624	(61)	494	410	708	1,894	-	3,965	1,297	5,262	10,407	1,254

For the note to this table refer to the following page.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Other eurozone(1) (continued)

	31 December 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,850	2,793	(82)	80	2,281	2,350	54	(47)
Other banks	63	68	-	-	90	87	2	(1)
Other FI	-	-	-	-	-	-	-	-
Corporate	2,222	2,082	(41)	41	4,054	3,944	70	(59)

	5,135	4,943	(123)	121	6,425	6,381	126	(107)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	461	(4)	1,893	(55)	159	(2)	-	-	2,513	(61)
Other FI	944	(25)	1,522	(32)	156	(5)	-	-	2,622	(62)

	1,405	(29)	3,415	(87)	315	(7)	-	-	5,135	(123)

31 December 2011

Banks	2,877	58	50	1	-	-	-	-	2,927	59
Other FI	3,464	67	4	-	30	-	-	-	3,498	67

	6,341	125	54	1	30	-	-	-	6,425	126

Note:

(1)	Comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Eurozone non-periphery

Key points

•
The Group holds a major and diversified portfolio in eurozone non-periphery countries with significant exposures to financial institutions and corporates, notably in Germany, the Netherlands and France, and a sizeable liquidity portfolio with the German central bank.

•
Exposure decreased in most product categories and to most client groups during 2012, particularly in lending to corporates, contingent liabilities and commitments, as a result of currency movements and de-risking of the portfolio.

•	Government and central bank

The Group holds significant short-term surplus liquidity with central banks for liquidity, credit risk and capital considerations as well as due to limited alternative investment opportunities. This exposure also fluctuates as part of the Group's asset and liability management. In Q3 2012 the Group transferred part of its euro payment activity from the RBS N.V. account with the Dutch central bank to the RBS plc account with the German central bank, as part of strategic plans to migrate most of the RBS N.V. balance sheet, activities and exposures to RBS plc.

Germany - Net long HFT positions in German bonds in Markets increased during 2012, driven by market opportunities. Concurrently, German AFS bond positions in Group Treasury were reduced in the first half of the year, in line with internal liquidity management strategies.

France - The Group reduced its long and short HFT positions in Markets throughout 2012 while reducing its net long HFT position in the first half of the year and increasing it again in the second half of the year, in anticipation of changes in credit spreads. AFS bond positions in Group Treasury were gradually reduced as part of general risk management and in line with internal liquidity management strategies.

Belgium - Net HFT government debt exposure increased by £0.7 billion on balance over 2012, as part of regular fluctuations in the Markets business. AFS debt securities exposures increased by £0.1 billion and the negative AFS reserve declined by the same amount as a result of recovery in bond prices.

•	Financial institutions

France - Lending exposure to banks increased as a result of a transfer of bank account services for Group Treasury secured funding transactions from in-house to an external bank, for £1.7 billion. Derivatives exposure to banks decreased by £1.4 billion, spread over a number of banks.

•	Corporate

Germany - Lending to corporate clients fell by £2.9 billion, largely as a result of reductions in Non-Core exposure to the transport, commercial real estate, electricity and media sectors.

The Netherlands - Lending to corporate clients decreased by £1.1 billion due to reductions in the commercial real estate and telecommunications sectors, with half of this reduction in the Non-Core portfolio.

France - Lending to corporate clients decreased by £1.3 billion due to reductions in the telecommunications, commercial real estate and construction sectors, half of this reduction is in the Non-Core portfolio.

Risk and balance sheet management (continued)

Country risk: Country risk exposure: Eurozone non-periphery: Key points (continued)

•	Non-Core (included above)

Germany - Non-Core lending exposure was £2.8 billion at 31 December 2012, down £2.6 billion since 31 December 2011. Most of the lending was in the commercial real estate (64%) and natural resources (12%) sectors.

The Netherlands - Non-Core lending exposure was £2.0 billion at 31 December 2012, down £0.5 billion since 31 December 2011. Most of the lending was in the commercial real estate (56%) and securitisations (21%) sectors.

France - Non-Core lending exposure was £1.6 billion at 31 December 2012, a decline of £0.7 billion since 31 December 2011. The lending portfolio mainly comprised public sector (30%), commercial real estate (23%) and construction (13%) exposures.

Risk factors

Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Risk and Balance Sheet Management section (pages 140 to 289). This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the Group's 2012 Annual Report and Accounts.

●
The Group's businesses, earnings and financial condition have been and will continue to be negatively affected by global economic conditions, the instability in the global financial markets and increased competition and political risks including proposed referenda on Scottish independence and UK membership of the EU. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the Eurozone, these factors have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

●
The actual or perceived failure or worsening credit of the Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

●
The Group's ability to meet its obligations' including its funding commitments depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group's financial condition. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government's credit ratings.

●
The Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government's implementation of the final recommendations of the Independent Commission on Banking's final report on competition and possible structural reforms in the UK banking industry the US Federal Reserve's proposal for applying US capital, liquidity and enhanced prudential standards to certain of the Group's US operations.

●
The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

●
As a result of the UK Government's majority shareholding in the Group it can, and in the future may decide to, exercise a significant degree of influence over the Group including on dividend policy, modifying or cancelling contracts or limiting the Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

●
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group's businesses.

Risk factors (continued)

●
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. In addition, the Group is, and may be, subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

●
The Group's ability to implement its Strategic Plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group's Strategic Plan and implementation of the State Aid restructuring plan agreed with the European Commission and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group's business, results of operations and financial condition and give rise to increased operational risk.

●	The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

●	Operational and reputational risks are inherent in the Group's businesses.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

●	The Group's insurance businesses are subject to inherent risks involving claims on insured events.

●
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

●
The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group's results of operations, cash flow and financial condition.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2012.

We, the directors listed below, confirm that to the best of our knowledge:

•      the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•       the Business review, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

27 February 2013

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Sandy Crombie Alison Davis Tony Di lorio Penny Hughes Joe MacHale Brendan Nelson Baroness Noakes Arthur 'Art' Ryan Philip Scott

Additional information

Share information

	31 December 2012	30 September 2012	31 December 2011

Ordinary share price*	324.5p	257.0p	201.8p

Number of ordinary shares in issue*	6,071m	6,070m	5,923m

* data for 31 December 2011 have been adjusted for the sub-division and one-for-ten share consolidation of ordinary shares, which took effect in June 2012.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2011 have been filed with the Registrar of Companies and those for the year ended 31 December 2012 will be filed with the Registrar of Companies following the company's Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Financial calendar

2013 first quarter interim management statement	Friday 3 May 2013

2013 interim results	Friday 2 August 2013

2013 third quarter interim management statement	Friday 1 November 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary